Number: C1087255

BRITISH COLUMBIA

CERTIFICATE
OF
CONTINUATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that BALLARD POWER SYSTEMS INC., which was duly registered as an extraprovincial company under the laws of British Columbia with certificate number A0076009, has continued into British Columbia from the Jurisdiction of CANADA, under the Business Corporations Act, with the name BALLARD POWER SYSTEMS INC. on August 24, 2016 at 02:10 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On August 24, 2016

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada

ELECTRONIC CERTIFICATE